UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007.
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of l934
For the transition period from                      to
Commission File Number 001-14039
A.	Full title of plan and the address of the plan, if different from that of the issuer named below:
CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS & PROTECTION PLAN
B.	Name of the issuer of the securities held pursuant to the plan and the address of its executive office:
CALLON PETROLEUM COMPANY
200 NORTH CANAL STREET
NATCHEZ, MISSISSIPPI 39120

The Callon Petroleum Company Employee Savings and Protection Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Attached hereto are the financial statements of the Plan for the fiscal year ended December 31, 2007 prepared in accordance with the financial reporting requirements of ERISA.
CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND
PROTECTION PLAN
Employer I.D. Number 94-0744280
Plan Number 002
December 31, 2007 and 2006 and
Year Ended December 31, 2007

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to Callon Petroleum Company Employee Savings and Protection Plan.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To Participants and Plan Administrators
   of the Callon Petroleum Company
   Employee Savings and Protection Plan
We have audited the accompanying statements of net assets available for benefits of the Callon Petroleum Company Employee Savings and Protection Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Callon Petroleum Company Employee Savings and Protection Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson, Mississippi
June 25, 2008

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006

ASSETS

Investments
Participant directed
Pooled separate accounts	$14,955,637	$12,941,331
Participant loans	932,753	781,787
Employer securities	2,665,773	2,602,797

Total investments	18,554,163	16,325,915

Employer contribution receivable	43,920	34,949

Total assets	$18,598,083	$16,360,864

Net assets available for benefits	$18,598,083	$16,360,864

See accompanying notes.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Statement of Changes in Net Assets
Available for Benefits
Year Ended December 31, 2007

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$740,719
Interest	39,607
Dividends	276,148

Total investment income	1,056,474

Contributions
Employer — cash	563,847
Employer — noncash	200,188
Employee	732,295
Rollover	17,675

Total contributions	1,514,005

Total additions	2,570,479

Deductions from net assets attributed to
Benefits paid to participants	308,892
Administrative and other expenses	3,060

Total deductions	311,952

Net increase	2,258,527

Transfers from the plan	(21,308)

Net assets available for plan benefits
Beginning of year	16,360,864

End of year	$18,598,083

See accompanying notes.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
December 31, 2007 and 2006 and
Year Ended December 31, 2007
NOTES TO FINANCIAL STATEMENTS
Note 1. Description of the Plan
The following description of the Callon Petroleum Company Employee Savings and Protection Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
Employees of Callon Petroleum Company (the “Company”) become eligible to participate in the Plan on the first eligibility date of their employment and attainment of age twenty-one. Eligibility dates are the first day of each month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participating employees may make salary deferrals up to the maximum allowable by the Internal Revenue Service. For the year ended December 31, 2007, the Company contributed a 2.5 percent non-matching contribution in cash and a 2.5 percent non-matching contribution in the form of Callon Petroleum Company common stock for each employee’s eligible compensation. The Company also made a matching contribution at the rate of .625 percent in cash of every 1 percent that was deferred by the participant, limited to a maximum matching contribution by the Company of 5 percent in cash.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and earnings thereon and an allocation of the Company’s non-matching contribution, and Plan earnings. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options
Participants direct contributions, including employer cash matching contributions, into any of the investment options offered by ING. Participants may change their investment options at any time.
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon and in the Company’s contributions and earnings thereon.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
December 31, 2007 and 2006 and
Year Ended December 31, 2007
NOTES TO FINANCIAL STATEMENTS
Note 1. Continued
Participant Loans
Loans are available to participants on a reasonably equivalent basis, at a minimum amount of $1,000 and bearing interest at a reasonable rate. Participants have up to 5 years to repay the loan unless it is for a principal residence, in which case the repayment period is 30 years. Each loan is secured by the borrowing participant’s vested account balance; however, additional collateral may also be required. For the year ended December 31, 2007, the Plan allowed participants to borrow up to seven loans at a time, which consist of five regular loans and two residential loans. The maximum of any new loans, when added to the outstanding balance of all other loans from the Plan, will be limited to the lesser of (a) $50,000 reduced by the excess, if any, of the participant’s highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date of the new loan over the participant’s current outstanding balance of loans as of the date of the new loan, or (b) one-half of the participant’s vested interest in the Plan.
Payment of Benefits
Upon termination of service, a participant may elect to (a) receive a lump sum equal to the value of the participant’s vested interest in his or her account, or (b) receive installments over a period not to exceed the employee’s and beneficiary’s assumed life expectancy.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Note 2. Summary of Significant Accounting Principles
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
December 31, 2007 and 2006 and
Year Ended December 31, 2007
NOTES TO FINANCIAL STATEMENTS
Note 2. Continued
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
All Plan investments as of December 31, 2007 and 2006 are held by ING, the Plan custodian. Investments in pooled separate accounts are reported at the value reported to the Plan by ING, which approximates fair value. Investments in the Company common stock is reported at quoted market values. Participant’s loans are valued at their outstanding principal balances, which approximate fair value.
Investment security transactions are accounted for on the date the securities are purchased or sold (trade date). Interest income is recorded as it is earned. Dividends are recorded on the ex-dividend date.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
The Company absorbs substantially all administrative expenses of the Plan. The Company paid approximately $33,000 for administrative expenses for 2007.
Note 3. Investments
The following table presents the fair value of the Plan’s investments that represent 5 percent or more of the Plan’s net assets at December 31, 2007 and 2006.

	2007	2006

Pooled separate accounts
ING Fixed Account	$7,004,180	$6,734,740
Fidelity VIP Growth Portfolio	$1,263,366	$773,387

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
December 31, 2007 and 2006 and
Year Ended December 31, 2007
NOTES TO FINANCIAL STATEMENTS
Note 3. Continued

	2007	2006

Employer securities
Callon Petroleum Company Stock	$2,665,773	$2,602,797

Participant loans	$932,753	$781,787
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated $740,719 during the year ended December 31, 2007 as follows:

Pooled separate accounts	$496,412

Employer securities
Callon Petroleum Company stock	244,307

Net appreciation in fair value of investments	$740,719

Note 4. Tax Status of Plan
The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan’s Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
Note 5. Related-Party Transactions
The investment in pooled separate accounts is managed by ING. ING is the custodian of the Plan assets as defined by the Plan and, therefore, transactions in these investments, as well as investments in employer securities and participant loans, qualify as exempt party-in-interest transactions. Fees paid by the Company for the investment management services totaled to approximately $33,000 for the year ended December 31, 2007.
Note 6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
December 31, 2007 and 2006 and
Year Ended December 31, 2007
NOTES TO FINANCIAL STATEMENTS
Note 6. Continued
investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Note 7. Prohibited Transactions
During 2007, the Plan sponsor inadvertently failed to deposit approximately $900 of participant loan repayments within the timeframe required by the United States Department of Labor (“DOL”). The DOL considers late deposits to be prohibited transactions. The Plan sponsor will file Form 5330 and pay applicable excise tax. The excise tax payments will be made from the Plan sponsor’s assets and not from assets of the Plan.
Note 8. Reconciliation of Financial Statements to Form 5500
The financial information included in the Plan’s Form 5500 is reported on the cash basis of accounting. Therefore, the following reconciliation is included to reconcile the net assets available for benefits and the net increase in net assets available for benefits per the financial statements to the Form 5500.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006

Net assets available for benefits per the financial statements	$18,598,083	$16,360,864

Employer contribution receivable	(43,920)	(34,949)

Net assets available for benefits per the Form 5500	$18,554,163	$16,325,915

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
December 31, 2007 and 2006 and
Year Ended December 31, 2007
NOTES TO FINANCIAL STATEMENTS
Note 8. Continued
The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31,
2007
Net increase in net assets available for benefits per the financial statements	$2,258,527

Less current year employer contribution receivable	(43,920)

Plus prior year employer contribution receivable	34,949

Net increase in net assets available for benefits per the Form 5500	$2,249,556

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employee Identification Number 94-0744280
Plan Number 002
Schedule H, line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2007

	(c) Description of Investment,
(b) Identity of Issue,	Including Maturity Date,
Borrower, Lessor	Rate of Interest, Collateral,		(e) Current
or Similar Party	Par or Maturity Value	(d) Cost	Value

Pooled accounts
*ING	Fixed Account		$7,004,180

*ING	VP Money Market Portfolio 14,250.171 shares		170,250

*ING	GNMA Income Fund 4,012.971 shares		51,346

*ING	PIMCO Total Return 4,274.714 shares		57,749

*ING	Pioneer High Yield Fund 18,388.697 shares		308,939

*ING	Van Kampen Equity & Income Fund 11,602.426 shares		163,540

*ING	VP Strategic Allocation Balanced 3,769.960 shares		48,304

*ING	VP Strategic Allocation Income 6,151.147 shares		81,629

*ING	Oppenheimer Capital Income Fund 32,945.614 shares		475,000

*ING	Alliance Bernstein VPS Growth and Income Portfolio 48,828.525 shares		702,867

*ING	Van Kampen Comstock Portfolio 15,128.838 shares		222,863

*ING	VP Index Plus Large Cap Portfolio 31,360.058 shares		325,001

*ING	Fidelity VIP Growth Portfolio 137,804.517 shares		1,263,366

*ING	Fidelity VIP II Contrafund 34,746.277 shares		563,834

*ING	T. Rowe Price Growth Equity Portfolio 14,152.137 shares		159,388

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employee Identification Number 94-0744280
Plan Number 002
Schedule H, line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2007

	(c) Description of Investment,
(b) Identity of Issue,	Including Maturity Date,
Borrower, Lessor	Rate of Interest, Collateral,		(e) Current
or Similar Party	Par or Maturity Value	(d) Cost	Value

*ING	Ariel Appreciation Fund 1,902.315 shares		$25,921

*ING	Ariel Fund 18,929.802 shares		385,468

*ING	Baron Growth Fund 22,044.350 shares		447,625

*ING	Fidelity Advisor Mid Cap Fund 10,517.061 shares		164,905

*ING	Franklin Balance Sheet Investment Fund 2,185.162 shares		45,267

*ING	Franklin Small-Mid Cap Growth Fund 31,869.538 shares		280,723

*ING	American Century Small Cap Value Portfolio 4,026.794 shares		64,696

*ING	VP Index Plus Small Cap Portfolio 1,794.881 shares		30,321

*ING	Lord Abbett Mid-Cap Value Fund 8,796.438 shares		156,527

*ING	Jennison Equity Opportunity Fund 8,688.848 shares		129,223

*ING	VP International Value Portfolio 24,149.257 shares		474,574

*ING	Oppenheimer Global Portfolio 15,370.648 shares		273,298

*ING	Templeton Foreign Fund 7,409.405 shares		151,593

*ING	Templeton Growth Fund 6,118.164 shares		117,722

*ING	Solution 2015 Portfolio 15,853.112 shares		196,257

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employee Identification Number 94-0744280
Plan Number 002
Schedule H, line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2007

	(c) Description of Investment,
(b) Identity of Issue,	Including Maturity Date,
Borrower, Lessor	Rate of Interest, Collateral,		(e) Current
or Similar Party	Par or Maturity Value	(d) Cost	Value

*ING	Solution 2025 Portfolio 13,312.657 shares		$171,071

*ING	Solution 2035 Portfolio 8,473.645 shares		112,801

*ING	Solution 2045 Portfolio 12.952 shares		178

*ING	Solution Income Portfolio 11,091.302 shares		129,211

	Total pooled accounts		14,955,637

*Participant Loans	4.75 percent interest rate, maturity of up to 5 years, with residential loans maturing in 30 years		932,753

*Callon Petroleum Company	162,053.070 shares		2,665,773

			$18,554,163

*	Denotes party-in-interest

(d)	Cost information is omitted due to transactions being participant or beneficiary directed under an individual account plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CALLON PETROLEUM COMPANY (Registrant)

Date:	June 30, 2008	By:	/s/ Fred L. Callon

Fred L. Callon
President and Chief Executive Officer
(on behalf of the registrant and as the principal financial officer)

EXHIBIT INDEX

Exhibit Index	Description

23.1	Consent of HORNE LLP, independent registered public accounting firm